

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 9, 2018

Jeffrey P. Bezos
Chairman and Chief Executive Officer
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109-5210

> **Re: Amazon.com, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 10, 2017**
> **File No. 0-22513**

Dear Mr. Bezos:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief
                                        Office of Consumer Products

cc: Shelley Reynolds, Vice President and Worldwide Controller